

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2018

F. Jacob Cherian
Chief Executive Officer
I-AM Capital Acquisition Company
1345 Avenue of the Americas, 11th Floor
New York, NY 10105

> **Re: I-AM Capital Acquisition Company**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed July 27, 2018**
> **File No. 001-38188**

Dear Mr. Cherian:

We have reviewed your revised filing and your response to our comments in our letter dated July 5, 2018 and have the following additional comments.

Revised Preliminary Proxy Statement on Schedule 14A

General

1. We note that the addendum to the Subscription Agreement contains an arbitration provision. Please tell us and revise to disclose whether this provision applies to claims under the federal securities laws.

Risk Factors
Risks Related to Smaaash's Share Equity, page 25

2. We note your disclosure on page 25 that "no public trading market is expected to develop in the foreseeable future." However, there have been media reports that Smaaash is planning to launch an initial public offering in India. If true, please disclose Smaaash's plans regarding the offering and discuss the effects this could have on I-AM Capital Acquisition Company's ownership of Smaaash.

Comparative Share Information, page 37

3. Please update the table on page 38 to include historical information for Smaaash as of and for the year ended March 31, 2018.

Background of the Transaction, page 51

4.   We note your responses to our prior comment 6 and reissue. Please revise this section throughout to describe the negotiations between the parties regarding the transaction, including who recommended the price per share and any changes to the price per share during the negotiations as well as who recommended the roles and representations each party would have in Smaash and I-AM Capital.

Smaaash's Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 112

5.   We refer you to the table on page 112 which sets forth Smaaash's income statements for the periods ended March 31, 2018 and 2017. The total figures beginning with total tax expense through total comprehensive income for the period ended March 31, 2018 do not agree with the corresponding amounts presented in the consolidated statements of profit and loss and other comprehensive income on page F-4. Please revise to fix the inconsistencies.

6.   Please correct the numerical formatting in this section. Specifically, we note the commas of the comparative financial data figures in the tables are misplaced.

Smaaash Entertainment Private Limited, page F-3

7.   Please revise the numerical formatting of the audited financial statements and related notes to the consolidated financial statements for Smaaash to correct the comma placement such that the figures read correctly.

     You may contact Amy Geddes at 202-551-3304 or Jean Yu, Assistant Chief Accountant, at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie, Legal Branch Chief, at 202-551-3469 with any other questions.

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